UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

TELEFÔNICA BRASIL ANNOUNCES PRICING OF EQUITY OFFERING

São Paulo, April 27, 2015 – Telefônica Brasil S.A. (NYSE: VIV; BOVESPA: VIVT3.ON and VIVT4.PN) (“Telefônica Brasil”) announced today the pricing of the previously announced global offering of 236,803,588 preferred shares, including 29,591,758 preferred shares in the form of American Depositary Shares (“ADSs”), each of which represents one preferred share of Telefônica Brasil.  The preferred shares were offered at a price of R$47.00 per preferred share or US$16.08 per ADS.  Telefônica Brasil has granted the international and Brazilian underwriters the option, exercisable until May 7, 2015, to purchase up to 6,282,660 additional preferred shares at the public offering price.  The global offering is expected to close on or about May 4, 2015, subject to customary closing conditions.

The global offering consisted of an international offering in the United States and other countries outside Brazil and a concurrent offering of common shares and preferred shares in Brazil.  Telefônica Brasil estimates that the net proceeds of the global offering will be approximately R$15.717 billion (or approximately US$5.376 billion, translated at an exchange rate of R$2.9236 to US$1.00), after deducting underwriting discounts and commissions and estimated offering expenses payable by Telefônica Brasil.  Telefônica Brasil intends to use the net proceeds from the global offering to (1) fund the cash portion of the GVT acquisition, which is expected to close by mid-2015, (2) repay GVT’s loans with a related party, and (3) adjust its capital structure in order to maintain liquidity.

Holders of Telefônica Brasil’s preferred shares as of April 1, 2015 were given the opportunity to subscribe for preferred shares and common shares in the Brazilian offering on a priority basis at the public offering prices.  Our controlling shareholder, Telefónica, S.A., and certain of its affiliates (collectively, “Telefónica”) fully exercised their respective priority rights in the Brazilian offering and subscribed for an aggregate of 157,124,014 preferred shares and an aggregate of 113,047,534 common shares on a priority basis.  Telefónica also subscribed for an additional 8,568,559 common shares in the global offering.  In the aggregate, Telefónica subscribed for 157,124,014 preferred shares and 121,616,093 common shares, equivalent to approximately R$12.063 billion (or approximately US$4.126 billion, translated at an exchange rate of R$2.9236 to US$1.00).

Itau BBA, Morgan Stanley, BofA Merrill Lynch and Santander are acting as global coordinators and Bradesco BBI, BTG Pactual, Credit Suisse, Goldman, Sachs & Co., HSBC and J.P. Morgan are acting as joint bookrunners in connection with the international offering.

The international offering has been made pursuant to an effective registration statement (including a base prospectus) on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 26, 2015.  A copy of the final prospectus supplement and accompanying base prospectus relating to the international offering may be obtained when available by contacting Itaú BBA, 767 Fifth Avenue, 50th Floor, New York, NY 10153, attention: Investment Banking Department – Equity Capital Markets; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014 attention: Prospectus Department; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, attention: Prospectus Department, email: dg.prospectus_requests@baml.com; Santander Investment Securities Inc., ECM Department, 45 East 53rd Street, New York, NY 10022, attention: Elias Ehrlich.  Alternatively, you may access these documents for free by visiting the SEC’s website at www.sec.gov.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Available information: www.telefonica.com.br/ir

Important Information

The international offering in the United States and other countries outside Brazil does not include an offering of common shares.  The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.

This press release shall not constitute an offer to sell nor an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 28, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director